UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Other Events

On September 30, 2019, Spark Networks SE (the “Company”) issued an open letter to shareholders, a copy of which is furnished as Exhibit 99.1 hereto.

Management Changes.

On August 29, 2019, the Administrative Board of the Company appointed Bert Althaus, the Company’s Chief Financial Officer, as a Managing Director of the Company. Mr. Althaus’s appointment began on September 16, 2019 and will be effective as of the date of registration in the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany.

Exhibits

99.1	Open Letter to Shareholders, dated September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: September 30, 2019	By:	/s/ Bert Althaus
Name: Bert Althaus
Title: Chief Financial Officer